Bayes Capital LLC
Statement of Cash Flows
December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Cash Received:

For Commissions	$ 19,536,565

Cash Paid:

For Clearing and Exchange Fees	(17,526,161)
For Commissions	(347,530)
To Suppliers	(986,656)
Net Cash Provided by Operating Activities	676,218

CAPITAL AND RELATED FINANCING ACTIVITIES

Cash Paid for Distribution to Member	(450,000)
Net Cash Received/(used) for Financing and Capital Activities	(450,000)
Increase / (Decrease) in Cash and Cash Equivalents	226,218
Cash and Cash Equivalents - Beginning of Year	76,181
Cash and Cash Equivalents - End of Year	$ 302,399

RECONCILIATION OF OPERATING INCOME TO
NET CASH PROVIDED BY OPERATIONS

Increase in Member's Equity	$ 465,631

Adjustments to Reconcile Net Income to
   Net Cash Provided by Operating Activities:

Decrease / (Increase) in Assets:

Accounts Receivable - Broker Dealers	357,463
Accounts Receivable - Miscellaneous	2,800

Increase / (Decrease) in Liabilities:

Accounts Payable and Accrued Expenses	(95,550)
Due to Affiliate	(21,940)
Sales Commissions Payable	(32,186)
Net Cash Provided by Operating Activities	$ 676,218

The accompanying notes are an integral part of these financial statements